

June 6, 2025

Stephen Hood
President and Chief Executive Officer
Motorsport Games Inc.
5972 NE 4th Avenue
Miami, Florida 33137

>    **Re: Motorsport Games Inc.**
>    **Registration Statement on Form S-3**
>    **Filed May 30, 2025**
>    **File No. 333-287673**

Dear Stephen Hood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Leslie Marlow